Exhibit 99.1

Cloud Technology Leader Joins VIQ Solutions to Expand AI Capability, Drive Innovation, Advance Enterprise IT Strategy

Leading provider of cloud-based transcription workflow automation continues to invest in strengthening its executive team with new CTO appointment

PHOENIX, ARIZONA, November 2, 2021 - VIQ Solutions Inc. (“VIQ”, “VIQ Solutions” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced Vahram Sukyas joined the executive team as Chief Technology Officer. Mr. Sukyas brings deep technical knowledge and experience – with a background in engineering, scaling digital products and streaming platforms - to accelerate VIQ’s technological innovation.

In his new role Mr. Sukyas is focused on advancing VIQ’s proprietary AI to deliver advanced capabilities, continuous improvement of cybersecurity practices to meet new regulatory compliance requirements and frameworks, and critical execution of accretive M&A transactions unlocking technology synergies.

Mr. Sukyas, a more than 20-year veteran of the technology industry, has a diverse background in cloud technologies and cloud native architectures, cybersecurity, infrastructure, and technology operations. Prior to joining VIQ, Mr. Sukyas was SVP Application & Network Technologies at Warner Bros. had responsibility for a portfolio of applications, global network and infrastructure, cloud engineering and architecture, and employee productivity tools.

"As global markets expand, the need for real-time, highly accurate, multi-language, multipurpose documentation is accelerating. Mr. Sukyas’ leadership, and deep technology experience in streaming and cloud infrastructure is instrumental in delivering best-in-class solutions to our clients around the world," said Susan Sumner, President and Chief Operating Officer, VIQ Solutions. “Mr. Sukyas and his team will accelerate our real-time innovation, using AI and machine learning, creating a global enterprise solving our clients’ unique challenges. His proven track record and technical acumen enhances our overall security and bolsters VIQ’s mission-critical operations.”

“I am excited to lead VIQ’s technology teams and drive transformative innovations across our diverse global client base,” said Mr. Sukyas, CTO, VIQ Solutions. “We will leverage emerging technologies to bring new and forward-thinking innovations improving overall service levels, strengthening our AI, and bolstering our competitive advantage.”

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, Mr. Sukyas’ roles and responsibilities and the potential benefits he will bring to the Company, as well as the Company’s strategy.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s recent initiatives, and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s base shelf prospectus dated June 10, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.